Perimeter Acquisition Corp. I

6060 N. Central Express Way, Suite 500

Dallas, Texas 75204

May 8, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Catherine De Lorenzo and Mary Beth Breslin

Re:	Perimeter Acquisition Corp. I
Registration Statement on Form S-1, as amended Initially Filed March 20, 2025 File No. 333-285974

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Perimeter Acquisition Corp. I (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 3:15 p.m., Eastern Time, on May 12, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Lowenstein Sandler LLP, request by telephone that such Registration Statement be declared effective.

Please contact Daniel Forman, of Lowenstein Sandler LLP, special counsel to the Company, at (212) 419-5904, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature Page Follows]

Very truly yours,

PERIMETER ACQUISITION CORP. I

By:	/s/ Josef Valdman
Name:	Josef Valdman
Title:	Chief Executive Officer and President

cc:

Daniel Forman, Lowenstein Sandler LLP